PE
4-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Société Anonyme with share capital of EUR 2,052,561,930
Corporate headquarters : 16, rue de la Ville l'Evêque – 75008 Paris
Paris Register of Commerce : 542 062 559

<u>Second Notice of Meeting</u>

The General Meeting of holders of Suez 4 % January/February 1996 convertible bonds called on Friday, April 5, 2002 was unable to deliberate due to a lack of quorum. As a result, the General Meeting is re-convened on **Friday, April 19, 2002, at 10.00 am**, at the company headquarters, 16, rue de la Ville l'Evêque, 75008 Paris (France), to deliberate on the same agenda :

- Board of Directors' Report,
- Resolutions to be submitted to the Combined Annual and Extraordinary General Meeting , granting authorization to the Board of Directors :
  - to increase the share capital through the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities conferring immediate or future entitlement to shares in the company,
  - to increase the share capital through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan,
  - to increase the share capital through the issue of shares reserved for employee members of a US Group Corporate Savings Plan,
  - to increase the share capital, with cancellation of preferential subscription rights, reserved for Spring Multiple 2002 SCA (communication of the Independent Expert's Report).

- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of marketable securities conferring immediate or future entitlement to shares in the Company.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of shares reserved for employee members of a Suez Group Corporate Savings Plan.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting of preferential subscription rights in order to grant authorization to the Board of Directors to increase the share capital through the issue of shares reserved for employee members of a US Group Corporate Savings Plan.
- Approval of the cancellation by the Combined Annual and Extraordinary General Meeting , in order to grant authorization to the Board of Directors to increase the share capital in favor of Spring Multiple 2002 SCA.

- Powers to carry out decisions and perform formalities.

To be entitled to attend or be represented at this Meeting, holders of registered bonds should have their bonds recorded in their name in the Bond Register, at least one day prior to the date of the Meeting.

Holders of bearer bonds should have filed by the bank, financial institution or broker with which their bonds are recorded, a certificate stating that their bonds are not transferable up until the date of the General Meeting. This certificate must be received by Crédit Agricole Investors Services/CT (Service Assemblées, 128-130, boulevard Raspail - 75288 Paris Cedex 06 - France) at least one day prior to the date of the General Meeting.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : April 10, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.